ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue

Vancouver, British Columbia, Canada, V5T 1A4

October 29, 2018

VIA EDGAR

Re:	Electrameccanica Vehicles Corp. (the “Company”)
File No. 333-227883
Registration Statement on Form F-3 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

The Company filed the Registration Statement on Form F-3 on October 18, 2018. Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration of the effective date of the Registration Statement to 9 am October 31, 2018 or as soon as practicable thereafter.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ELECTRAMECCANICA VEHICLES CORP.

By:	/s/ Jerry Kroll

Name:	Jerry Kroll
Title:	Chief Executive Officer